SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, 0.04 par value

(Title of Class of Securities)

21075N204

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert Robbins

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

August 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,830,880
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,830,880
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,830,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Goff MCF Partners, LP 82-1636851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,411,078
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,411,078
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,411,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Goff Capital, Inc. 75-2662553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,441,078
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,441,078
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,441,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,822,830
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,822,830
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,822,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Wilkie Colyer, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,400
	8	SHARED VOTING POWER -0-(1)
	9	SOLE DISPOSITIVE POWER 8,400
	10	SHARED DISPOSITIVE POWER -0-(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,400(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14	TYPE OF REPORTING PERSON IN

(1)

In addition to the shares beneficially owned by Mr. Colyer, as reported herein, Mr. Colyer has an economic interest in an additional 339,280 shares of Common Stock, through his ownership interest in Goff MCF. Mr. Colyer disclaims beneficial ownership of those shares of Common Stock.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Schedule 13D”) filed by the undersigned relating to the shares of common stock, par value $0.04 per shares (the “Common Stock”), of Contango Oil & Gas (the “Issuer”), a Houston, Texas based, independent energy company. The address of the issuer’s office is 717 Texas Ave., Suite 2900, Houston, Texas 77002. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background

Item 2 is hereby amended to include the following:

xii.	Colyer Holdings, LP (“Colyer Holdings”), a Texas limited partnership, with respect to the Shares directly and beneficially owned by it;

xiii.	Colyer Interests, LLC (“Colyer Interests”), a Texas limited liability company, as general partner to Colyer Holdings, with respect to the Shares directly and beneficially owned by it;

xiv.	PEC Trust (“PEC Trust”), a Texas trust, with respect to the Shares directly and beneficially owned by it; and

xv.	Wilkie Colyer, Jr., a United States citizen, as the managing member of Colyer Interests, and trustee of PEC Trust; with respect to the Shares directly and indirectly beneficially owned by him.

M.	The address of the principal office of Colyer Holdings, Colyer Interests, and PEC Trust is 500 Commerce St., Ste 700, Fort Worth, Texas 76102.

N.	Colyer Holdings is a private investment vehicle for a single family;

O.	Colyer Interests is a General Partner of a private investment vehicle for a single family;

P.	PEC Trust is a trust for the benefit of a minor child;

Q.	Wilkie Colyer, Jr. is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by each Goff MCF, Goff REN, Goff REN II, Goff Family Trust, Family Investments, Colyer Holdings, PEC Trust, John C. Goff and Wilkie Colyer, Jr. were purchased with working capital in open market purchases. The aggregate purchase price of the 3,411,078 Shares beneficially owned by Goff MCF is approximately $14,578,376, including brokerage commissions. The aggregate purchase price of the 707,881 Shares beneficially owned by Goff REN is approximately $3,000,025, including brokerage commissions. The aggregate purchase price of the 471,921 Shares beneficially owned by Goff REN II is approximately $2,000,026, including brokerage commissions. The aggregate purchase price of the 201,950 Shares beneficially owned by Goff Family Trust is approximately $1,576,248, including brokerage commissions. The aggregate purchase price of the 30,000 Shares beneficially owned by Family Investments is approximately $239,948, including brokerage commissions. The aggregate purchase price of the 2,000 Shares beneficially owned by Colyer Holdings is approximately $14,760, including brokerage commissions. The aggregate purchase price of the 600 Shares beneficially owned by PEC Trust is approximately $3,438, including brokerage commissions. The aggregate purchase price of the 8,050 Shares beneficially owned by John C. Goff, individually, is approximately $66,660.49, including brokerage commissions. The aggregate purchase price of the 5,800 Shares beneficially owned by Wilkie Colyer, Jr. is approximately $37,358, including brokerage commissions.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended in its entirety as follows:

On August 14, 2018, John C. Goff and Wilkie Colyer, Jr., an employee of Goff Capital, were added to the board of directors of the Issuer. Mr. Colyer also has been named interim Chief Executive Officer of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 25,723,135 Shares outstanding, as of June 30, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2018.

A.	Goff MCF

i.	As of close of business on August 14, 2018, Goff MCF beneficially owned 3,411,078 Shares.

Percentage: 13.3%

ii.	Powers

1.	Sole power to vote or direct vote: 3,411,078

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 3,411,078

4.	Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Shares by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Goff REN

i.	As of close of business on August 14, 2018, Goff REN beneficially owned 707,881 Shares.

Percentage: 2.8%

ii.	Powers

1.	Sole power to vote or direct vote: 707,881

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 707,881

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff REN has not entered into any transactions in the Shares during the past sixty days.

C.	Goff REN II

i.	As of close of business on August 14, 2018, Goff REN II beneficially owned 471,921 Shares.

Percentage: 1.8%

ii.	Powers

1.	Sole power to vote or direct vote: 471,921

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 471,921

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff REN has not entered into any transactions in the Shares during the past sixty days.

D.	Goff Family Trust

i.

As of close of business on August 14, 2018, Goff Family Trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to Shares directly beneficially owned by Goff Family Trust, may be deemed to beneficially own: (1) 3,411,078 Shares owned by Goff MCF, (2) 707,881 Shares owned by Goff REN, (3) 471,921 Shares owned by Goff REN II, (4) 30,000 Shares owned by Family Investments, and (5) 201,950 Shares owned by Goff Family Trust directly.

Percentage: 18.7%

ii.	Powers

1.	Sole power to vote or direct vote: 4,822,830

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 4,822,830

4.	Shared power to dispose or direct the disposition: 0

iii.

Goff Family Trust has not entered into any transactions in the Shares during the past sixty days. Goff Capital has not entered any transactions in the Shares during the past sixty days. GFT has not entered into any transactions in the Shares during the past sixty days. GFS has not entered into any transactions in the Shares during the past sixty days. GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. Goff REN and Goff REN II have not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Family Investments

i.	As of close of business on August 14, 2018, Family Investments beneficially owned 30,000 Shares.

Percentage: 0.1%

ii.	Powers

1.	Sole power to vote or direct vote: 30,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 30,000

4.	Shared power to dispose or direct the disposition: 0

iii.	Family Investments has not entered into any transactions in the Shares during the past sixty days.

F.	Goff Capital

i.	As of close of business on August 14, 2018, Goff Capital, as the Manager of Goff MCF and Family Investments, may be deemed to beneficially own 3,441,078 Shares.

Percentage: 13.4%

ii.	Powers

1.	Sole power to vote or direct vote: 3,441,078

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 3,441,078

4.	Shared power to dispose or direct the disposition: 0

iii.

Goff Capital has not entered into any transactions in the Shares during the past sixty days. Family Investments has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	GFS REN

i.	As of close of business on August 14, 2018, GFS REN, as manager of Goff REN and Goff REN II, may be deemed to beneficially own 1,179,802 Shares.

Percentage: 4.6%

ii.	Powers

1.	Sole power to vote or direct vote: 1,179,802

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 1,179,802

4.	Shared power to dispose or direct the disposition: 0

iii.	GFS REN has not entered into any transactions in the Shares during the past sixty days. Goff REN and Goff REN II have not entered into any transactions in the Shares during the past sixty days.

H.	GFS Management

i.	As of close of business on August 14, 2018, GFS Management, as managing member of GFS REN may be deemed to beneficially own 1,179,802 Shares.

Percentage: 4.6%

ii.	Powers

1.	Sole power to vote or direct vote: 1,179,802

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 1,179,802

4.	Shared power to dispose or direct the disposition: 0

iii.

GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. Goff REN and Goff REN II have not entered into any transactions in the Shares during the past sixty days.

I.	GFS

i.	As of close of business on August 14, 2018, GFS, as managing member of GFS Management may be deemed to beneficially own 1,179,802 Shares.

Percentage: 4.6%

ii.	Powers

1. Sole power to vote or direct vote: 1,179,802

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,179,802

4. Shared power to dispose or direct the disposition: 0

iii.

GFS has not entered into any transactions in the Shares during the past sixty days. GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. Goff REN and Goff REN II have not entered into any transactions in the Shares during the past sixty days.

J.	GFT

i.	As of close of business on August 14, 2018, GFT, as controlling equity holder of GFS may be deemed to beneficially own 1,179,802 Shares.

Percentage: 4.6%

ii.	Powers

1. Sole power to vote or direct vote: 1,179,802

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,179,802

4. Shared power to dispose or direct the disposition: 0

iii.

GFT has not entered into any transactions in the Shares during the past sixty days. GFS has not entered into any transactions in the Shares during the past sixty days. GFS Management has not entered into any transactions in the Shares during the past sixty days. GFS REN has not entered into any transactions in the Shares during the past sixty days. Goff REN and Goff REN II have not entered into any transactions in the Shares during the past sixty days.

K.	John C. Goff

i.

As of close of business on August 14, 2018, John C. Goff, as president of Goff Capital, as trustee of Goff Family Trust, as managing member and Chief Executive Officer of GFS, and with respect to the Shares indirectly beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 3,411,078 Shares owned by Goff MCF, (2) 707,881 Shares owned by Goff REN, (3) 471,921 Shares owned by Goff REN II, (4) 201,950 Shares owned by Goff Family Trust, (5) 30,000 Shares owned by Family Investments, and (6) 8,050 Shares owned indirectly through a SEP IRA of which John Goff is the beneficiary.

Percentage: 18.8%

ii.	Powers

1. Sole power to vote or direct vote: 4,830,880

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 4,830,880

4. Shared power to dispose or direct the disposition: 0

iii.

John C. Goff has not entered into any transactions in the Shares during the past sixty days. Goff Family Trust and Family Investments have not entered into any transactions in the Shares during the past sixty days. Goff REN and Goff REN II have not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.	Colyer Holdings

i.	As of the close of business on August 14, 2018, Colyer Holdings may be deemed to beneficially own 2,000 Shares.

Percentage: 0.0%

ii.	Powers

1. Sole power to vote or direct vote: 2,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 2,000

4. Shared power to dispose or direct the disposition: 0

iii.	Colyer Holdings has not entered into any transactions in the Shares during the past sixty days.

M.	Colyer Interests

i.	As of the close of business on August 14, 2018, Colyer Interests, as general partner of Colyer Holdings, may be deemed to beneficially own 2,000 Shares.

Percentage: 0.0%

ii.	Powers

1. Sole power to vote or direct vote: 2,000

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 2,000

4. Shared power to dispose or direct the disposition: 0

iii.	Colyer Interests has not entered into any transactions in the Shares during the past sixty days. Colyer Holdings has not entered into any transactions in the Shares during the past sixty days.

N.	PEC Trust

i.	As of the close of business on August 14, 2018, PEC Trust, may be deemed to beneficially own 600 Shares.

Percentage: 0.0%

ii.	Powers

1. Sole power to vote or direct vote: 600

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 600

4. Shared power to dispose or direct the disposition: 0

i.	The transactions in the Shares by PEC Trust during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

O.	Wilkie Colyer, Jr.

i.

As of the close of business on August 14, 2018, Wilkie Colyer, Jr. as the managing member of Colyer Interests, as Trustee of PEC Trust, and with respect to shares beneficially owned by him; Wilkie Colyer, Jr. may be deemed the beneficial owner of (1) 2,000 Shares owned by Colyer Holdings, LP, (2) 600 Shares owned by PEC Trust, and (3) 5,800 Shares owned by him individually.

Percentage: 0.0%

ii.	Powers:

1. Sole power to vote or direct vote: 8,400

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 8,400

4. Shared power to dispose or direct the disposition: 0

iii.

Wilkie Colyer, Jr. has not entered into any transactions in the Shares during the past sixty days. Colyer Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by PEC Trust during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

As manager of Goff MCF and Family Investments, Goff Capital may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff MCF and Family Investments Shares. Goff Capital disclaims beneficial ownership of Goff MCF and Family Investments Shares, except to the extent of its pecuniary interest therein.

As manager of Goff REN and Goff REN II, GFS REN may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS REN disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As managing member of GFS REN, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS Management disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN and Goff REN II Shares. GFS disclaims beneficial ownership of Goff REN and Goff REN II Shares, except to the extent of its pecuniary interest therein.

As managing member of GFT and controlling shareholder of Goff Capital, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff MCF, Goff REN, Goff REN II, Family Investments, and the Shares directly held by Goff Family Trust. Goff Family Trust disclaims beneficial ownership of those Shares, except to the extent of its pecuniary interest therein.

As president of Goff Capital, as sole trustee of Goff Family Trust, and as managing member and Chief Executive Officer of GFS, John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) Goff MCF, Goff REN, Goff REN II, Goff Family Trust, Family Investments, and Shares owned indirectly through a SEP IRA of which Mr. Goff is the beneficiary. Mr. Goff disclaims beneficial ownership of those Shares, except to the extent of his pecuniary interest therein.

As general partner of Colyer Holdings, Colyer Interests may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Colyer Holdings. Colyer Interests disclaims beneficial ownership of those Shares, except to the extent of its pecuniary interest therein.

As managing member of Colyer Interests and as trustee of PEC Trust, Wilkie Colyer, Jr. may be deemed to have the power or shared power to vote or direct the vote of (and the power or shared power to dispose or direct the disposition of) Colyer Holdings, PEC Trust, and Shares owned by Mr. Colyer individually.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Wilkie Colyer, Jr is an employee of Goff Capital.

Exhibit 1	Joint Filing Agreement by and between Goff MCF, Goff REN, Goff REN II, Goff Family Trust, Family Investments, Goff Capital, GFS REN, GFS Management, GFS; John C. Goff, and Wilkie Colyer, Jr. dated August 14, 2018.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 15, 2018

John C. Goff

By:	/s/ John C. Goff

Goff MCF Partners, LP
By: its Manager, Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, President

Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, President

John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Sole Trustee

Wilkie Colyer, Jr.
By:	/s/ Wilkie Colyer, Jr.

Goff MCF
Date of Purchase	# of shares	Price per share
06/26/18	21,000	$5.5156
TOTAL:	21,000	$5.5156

PEC Trust
Date of Purchase	# of shares	Price per share
06/21/2018	600	$5.7300
TOTAL:	600	$5.7300